Exhibit 99.7

Document of Shilong District Pingdingshan City Science and Technology Bureau

Document No.: Pinglongke 2015 No.1

Reply to Demonstration and Establishment of Technology Innovation Project of

Underground Coal Gasification Program

Pingdingshan Hongli Coal & Coking Co., Ltd.,

We have received your “Application for Demonstration and Establishment of Technology Innovation Project of Underground Coal Gasification Program (UCG)”. Based on our research, we approved the establishment of the UCG program. Please conduct relating processes such as Feasible Report, project construction proposal and planning, and organize the project construction to ensure the completion of all technical requirements.

Shilong District Pingdingshan City Science and Technology Bureau

January 15, 2015